“Targeting Uranium and Gold”

NEWS RELEASE

CROSSHAIR WRAPS UP WINTER DRILL CAMPAIGN - C-ZONE URANIUM
DEPOSIT CONTINUES TO EXPAND

Dated: April 26, 2007	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce the completion of a highly successful 2007 winter exploration program in the Central Mineral Belt, Labrador. The Company completed over 9,400 meters of drilling focused on uranium mineralization in the Upper and Lower C Zones and targets along strike. Final assays are pending, but all drill holes have been tested with a radiometric probe that has highlighted the following:

  The Upper C Zone has been extended in all directions, including northeast of the emerging high-grade zone outlined in 2006;

  The Lower C drilling has encountered mineralized intercepts up to 40 meters thick, suggesting the presence of a wider zone that remains open for expansion; and

  Drilling at Area 1 and Armstrong has established a zone at Area 1 with a minimum strike length of 600 meters and open for expansion. The mineralization is similar to that of the Upper C Zone and evidence continues to suggest that both zones may be part of the same system. Company geologists believe that the C Zone is part of a 4.5 kilometre long uranium bearing shear zone and that the C Zone, Area 1 and Armstrong targets are part of the same system.

A drill plan is available on the Company website at:
http://www.crosshairexploration.com/s/Addenda.asp?ReportID=183047.

All core samples have now been split and sent for analysis; final assay results are expected from Activation Labs in May. The updated 43-101 report, as well as an updated resource estimate for the Upper C Zone, is expected in late May once all assays have been received and the report finalized.

Although the 2007 winter campaign is now complete, ground geophysical work is continuing through winter break-up. Further details and assay results from this drilling will be released in the coming weeks. Approximately 35,000 metres of drilling is being planned for the 2007 summer campaign, scheduled to start in early June.

Ground and Airborne Geophysical Surveys

In addition to drilling, a ground EM survey and a 4,718 line kilometre helicopter-borne EM survey were also carried out. These surveys will help to delineate graphitic horizons at or near the important Aphebian-Helikian unconformity, which is known to host significant zones of uranium mineralization at the C Zone. Preliminary results show a series of previously unrecognized conductors spatially associated with the unconformity. The association of uranium with conductors at or near the Aphebian-Helikian unconformity is directly analogous to environments in the Athabasca Basin. The survey data will also help identify potential massive sulphide targets on the property, which are known to occur in the Croteau Lake area where zinc rich (3.7% Zn) massive sulphide zones were discovered by Noranda in the 1990’s.

Ground programs are continuing at Moran with two gravity units currently completing surveys at the C Zone and the B Zone to help define IOCG targets that will be drill tested later in 2007. The Company has also started baseline environmental studies along the Area 1, C Zone, B Zone corridor, and samples of mineralized drill core from the C Zone are currently being selected for preliminary leach tests by Saskatchewan Research Council laboratories (SRC) in Saskatoon to establish recovery parameters for both uranium and vanadium. Crosshair’s 2007 summer drilling program will begin in mid-June with two rigs turning at the C Zone, while a third drill will be mobilized to the property to test regional targets.

All exploration work on the Central Mineral Belt uranium property is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 711 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

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Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate",

"expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.